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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athena Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3281 Landmark Drive
(No. and Street)

Clearwater (City) FL (State) 33761 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth T. McGuire (813) 988-5829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp, P.A.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539
(Address) (City) (State) (Zip Code)


SEC MAIL
FEB 22 2005
WASH, D.C.
152
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/23

OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Athena Capital Partners Inc, as of February 18, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

Financial Operations Principal

Title

Notary Public



NOTARY PUBLIC
STATE OF FLORIDA
JULIE A. WEST
Commission # DD 199473
My Commission Expires 04-02-2007
Bonded Through Advantage Notary

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

13577 Feather Sound Drive, Suite 400
Clearwater, Florida 33762-5539
(727) 572-1400 Fax (727) 571-1933
internet: www.KRMTCPA.com

Independent Certified Public Accountants' Report

To the Board of Directors
Athena Capital Partners, Inc.:

We have audited the statement of financial condition of Athena Capital Partners, Inc. (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Athena Capital Partners, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp P.A.

February 1, 2005
Clearwater, Florida

ATHENA CAPITAL PARTNERS, INC.

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	44,498
Accounts receivable		84,218
Other receivables		2,690
	$	131,406

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	30,798
Total liabilities		30,798
Stockholders' equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		72,809
Stock subscription receivable		(15,000)
Retained earnings		41,799
Total stockholders' equity		100,608
	$	131,406

The accompanying notes are an integral part of these financial statements.